UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29833 / October 12, 2011

In the Matter of

INVESTMENT MANAGERS SERIES TRUST
803 West Michigan Street
Milwaukee, WI 53233

PALMER SQUARE CAPITAL MANAGEMENT LLC
4200 West 115th Street
Leawood, KS 66211

(File No. 812-13891)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Investment Managers Series Trust and Palmer Square Capital Management LLC filed an
application on April 8, 2011, and amendments to the application on June 8, 2011, and August 15,
2011, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from
certain disclosure requirements. The order would permit applicants to enter into and materially
amend subadvisory agreements without shareholder approval and would also grant relief from
certain disclosure requirements.

On September 13, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29787). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Investment Managers Series Trust and Palmer Square Capital Management LLC (File No. 812-13891) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary